FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated November 13, 2007, regarding third quarter 2007 results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Clara Mak
Name:	Clara Mak
Title:	Chief Financial Officer

Date: November 19, 2007

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated November 13, 2007, regarding third quarter 2007 results.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES THIRD QUARTER 2007 RESULTS

SHENYANG, CHINA — November 13, 2007 — 3SBio Inc. (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Financial Highlights:

•	Total net revenues increased 57.3% over the third quarter 2006 to RMB56.1 million (US$7.5 million).

•

Net revenue from our flagship recombinant human erythropoietin products, or EPO products, marketed under our EPIAO brand, increased 30.7% over the third quarter 2006 to RMB36.3 million (US$4.8 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin products, or TPO products, marketed under our TPIAO brand, increased 171.6% over the third quarter 2006 to RMB14.2 million (US$1.9 million).

•	Operating income increased 61.5% over the third quarter 2006 to RMB17.1 million (US$2.3 million).

•	Net income increased 151.4% over the third quarter 2006 to RMB24.1 million (US$3.2 million).

•

Net income per ordinary share and net income per American Depositary Share (“ADS”) for the third quarter 2007 were RMB0.16 (US$0.02) and RMB1.11 (US$0.15), respectively, compared to RMB0.10 and RMB0.67, respectively, for the third quarter 2006. Each ADS represents seven ordinary shares.

Dr. Jing Lou, chief executive officer of 3SBio, commented, “Our strong results for the quarter demonstrate our continued focus on profitable growth driven by solid execution of our business plan. Nowhere is this more evident than in our core product portfolio, where sales of our flagship EPIAO increased 30.7% over the third quarter 2006. According to the latest IMS Health data and our internal data, our EPIAO products continued to maintain market leadership in the second quarter of 2007 in terms of revenues and sales volume in China, with market shares of approximately 36.8% and 30.8%, respectively. In addition, sales of EPIAO have been bolstered by our newly created oncology sales force, which has been instrumental in allowing us to further penetrate the growing oncology market in China. We also witnessed continued market acceptance of our newest proprietary TPO product, TPIAO, which increased 171.6% over the third quarter 2006, representing 25.3% of our total revenues for the third quarter 2007.”

“With these results, we have now reported four consecutive quarters of solid growth since our IPO. I believe our ongoing focus on growth, margins and profitability will allow us continue to deliver positive returns for our shareholders.”

Third Quarter 2007 Unaudited Financial Results

Net Revenues. Our net revenues amounted to RMB56.1 million (US$7.5 million) in the third quarter 2007 compared to RMB35.6 million net revenues for the third quarter 2006, representing an increase of 57.3%, primarily attributable to the continued growth of our flagship EPO product, EPIAO, as well as the rapid sales growth in our TPO product, TPIAO. Net revenues from EPIAO increased by 30.7% from RMB27.8 million in the third quarter 2006 to RMB36.3 million (US$4.8 million) in the third quarter 2007, resulting from increased EPIAO sales efforts focusing on the growing oncology market in China supported by our specialized oncology sales force which was established in the first quarter of 2007. In addition, net revenues from TPIAO increased 171.6% from RMB5.2 million in the third quarter 2006 to RMB14.2 million (US$1.9 million) in the third quarter 2007. Our TPIAO products further strengthened its position as our second largest revenue contributor, accounting for 25.3% of total net revenues for the third quarter 2007 as compared to 14.6% in the third quarter 2006. Sales from our in-licensed Iron Sucrose supplement and our sales from the export of our products also continued to grow steadily, accounting for 2.0% and 5.1% of our overall sales, respectively, in the third quarter 2007.

Gross Profit. Gross profit increased 57.4% to RMB51.3 million (US$6.8 million) for the third quarter 2007 from RMB32.6 million in the third quarter 2006. Gross margin was 91.5% in the third quarter 2007, in line with 91.4% in the third quarter 2006.

Operating Expenses. Our total operating expenses increased by 55.4% from RMB22.0 million in the third quarter of 2006 to RMB34.2 (US$4.6 million) in the third quarter 2007. This increase was primarily due to costs relating to increased selling and promotional efforts, including expansion of our sales force, and to a lesser extent from higher research and development costs incurred primarily for our three late-stage pipeline products and higher corporate expenses associated with being a public company. However, selling expenses as a percentage of total net revenues improved from 46.9% in the third quarter 2006 to 45.9% in the third quarter 2007 as a result of improved economies of scale, partially offset by increased investment in sales force expansion.

Income from Operations. Operating income for the third quarter 2007 was RMB17.1 million (US$2.3 million), representing a 61.5% increase, compared to RMB10.6 million in the third quarter 2006, primarily due to continued sales growth resulting from increased sales and marketing efforts. Operating margin for the third quarter 2007 was 30.4%, a slight increase from 29.6% in the third quarter 2006, as increased sales growth was partially offset by increased investment in sales force expansion as well as research and development.

Other Income, Net. Net other income increased to RMB9.4 million (US$1.3 million) in the third quarter of 2007 from RMB0.4 million in the third quarter of 2006, primarily as a result of increased interest income from our enhanced cash position since our IPO.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, our income before income tax expense and minority interests increased by 140.4% from RMB11.0 million in the third quarter 2006 to RMB26.5 million (US$3.5 million) for the third quarter 2007.

Income Tax Expense. Our income tax expense increased by 59.8% from RMB1.4 million for the third quarter 2006 to RMB2.2 million (US$0.3 million) for the third quarter 2007 mainly contributable to increased taxable income in the third quarter 2007 as a result of our increased profitability. The effective tax rate was 8.4% for the third quarter 2007, lower than the 12.7% for the prior year period, mainly attributable to more interest income earned from our enhanced cash position after our IPO that was not subject to tax.

Net Income. As a result of the foregoing, our net income increased by 151.4% from RMB9.6 million for third quarter 2006 to RMB24.1 million (US$3.2 million) for the third quarter 2007.

Nine Months Ended September 30, 2007 Unaudited Financial Results

Net Revenues. Our net revenues increased by RMB41.9 million, or 45.3%, from RMB92.6 million for the nine months ended September 30, 2006 to RMB134.5 million (US$17.9 million) for the nine months ended September 30, 2007. This increase was primarily attributable to the sales growth of TPIAO, our new product launched in January 2006, which generated sales of RMB31.4 million (US$4.2 million) for nine months ended September 30, 2007, an increase of RMB21.2 million, or 208.1%, from RMB10.2 million for the same period in 2006. TPIAO has now become our second largest revenue contributor, accounting for 23.3% of total revenues for the nine months ended September 30, 2007, compared to 11.0% for the same period in 2006. We also experienced significant growth in our flagship product EPIAO. Net revenues from EPIAO increased by RMB18.6 million, or 25.5%, from RMB72.9 million for the nine months ended September 30, 2006 to RMB91.4 million (US$12.2 million) for the first nine months of 2007. The increase was primarily attributable to increased sales of our EPIAO in the growing oncology market in China driven by our specialized oncology sales force established in the first quarter of 2007.

Net Income. Net income for the first nine months of 2007 increased by RMB40.2 million to RMB63.6 million (US$8.5 million) from RMB23.4 million for the same period in 2006. Net income per ordinary share and net income per ADS for the first nine months of 2007 increased to RMB0.44 (US$0.06) and RMB3.08 (US$0.41) respectively, from RMB0.23 and RMB1.64 respectively, in the comparable period in 2006.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.4928 to US$1.00, the noon buying rate for US dollars in effect on September 28, 2007 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Business Highlights

Pipeline – Plans to complete Phase III clinical trials for Nuleusin, a high dosage (36,000 IU) EPIAO, and TPIAO for the treatment of idiopathic thrombocytopenic purpura at the end of this year are progressing in line with management expectations. In addition, we reported on two clinical trial results relating to our in-licensed iron-sucrose supplement at the annual meeting of the Chinese Society of Nephrology in September 2007. The trials were conducted by Professor Li Lei Shi, a leading nephrologist and the first academy member in nephrology in China. The trials compared for the first time 3SBio’s iron-sucrose with two other known IV-Iron supplements. The results of the trials demonstrated the superior safety and comparable efficacy of our IV-Iron product versus the other IV-Iron products.

Sales and Marketing – At the end of the third quarter 2007, we completed the training of our newly expanded sales force, including our specialized oncology team which has already demonstrated solid progress in driving our efforts to grow our sales in the oncology market in China. In addition, our sales and marketing team has made further progress on our strategy to expand our hospital penetration, targeting a total of 121 additional hospitals in 14 provinces. These hospitals include the successful entry of our EPIAO products in the 19 major hospitals in the Beijing military hospital system under management of the Health Administration of the People’s Libration Army, which awarded us the exclusive access to in July 2007.

Exports – While currently our export business contributes a small percentage of our overall sales, our ongoing efforts to explore export opportunities and build business in neighboring countries remains a key priority for 3Sbio. As such, our specialized business development team has been continually working with our strategic partners to enhance our marketing initiatives in overseas markets. As a result, in the third quarter 2007, we gained new cGMP certificates from Pakistan and Colombia for our facility in China. In addition, our EPIAO products are currently in the process of entering into Thailand’s national insurance reimbursement list.

Conference Call

3SBio Inc. senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Wednesday, November 14, 2007 to discuss its 2007 third quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9562 / (UK) +44 (0)20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until November 28, 2007 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3801272; and (HK) +852 2287 4304, Passcode: 101 110#. A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com/en/News/ShowInfo_nnn5.aspx?ID=64.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact:	Investor Relations (US):
Clara Mak, CFO	Mahmoud Siddig, Director
3SBio Inc.	Taylor Rafferty
No.3 A1, Road 10,	205 Lexington Avenue
Shenyang Development Zone	8th Floor
Shenyang, China 110027	New York, NY 10016
+86 (24) 2581 1820	+1 (212) 889-4350
IR@3sbio.com	3sbio@taylor-rafferty.com
www.3SBio.com	www.taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dooley
Taylor Rafferty	Taylor Rafferty
3213 Cosco Tower	205 Lexington Avenue
183 Queen’s Road Central	8th Floor
Hong Kong, China	New York, NY 10016
+852 3196 3 712	+1 (212) 889-4350
3sbio@taylor-rafferty.com	3sbio@taylor-rafferty.com
www.taylor-rafferty.com	www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2006	September 30 2007	September 30 2007
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	25,372	824,989	110,104
Accounts receivable, less allowance for doubtful accounts:
December 31, 2006 – RMB4,871; September 30, 2007 – RMB4,946 (US$660)	37,402	60,078	8,018
Inventories	8,682	5,840	779
Prepaid expenses and other receivables	14,872	7,965	1,063
Deferred tax assets	2,154	2,241	299

Total current assets	88,482	901,113	120,263

Securities available for sale	—	15,474	2,065
Property, plant and equipment, net	43,142	46,299	6,179
Lease prepayments	9,600	9,335	1,246
Other prepayments and deposits	—	4,046	540
Deferred tax assets	1,251	896	120

Total assets	142,475	977,163	130,413

Liabilities

Current liabilities

Short-term bank loans	15,000	—	—
Accounts payable	1,769	1,628	217
Deferred grant income	611	374	50
Accrued expenses and other payables	16,318	21,322	2,846
Income tax payable	1,167	3,974	530
Amounts due to related parties	4,225	—	—
Other current liabilities	92	56	8

Total current liabilities	39,182	27,354	3,651

Long-term bank loans	25,000	—	—
Deferred grant income	3,900	3,619	483
Other liabilities	585	543	72

Total liabilities	68,667	31,516	4,206

Commitments and contingencies
Minority interests	474	665	89

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,084,155 shares issued and outstanding as of September 30, 2007	80	122	16
Additional paid-in capital	80,286	915,554	122,191
Accumulated other comprehensive loss	—	(27,280)	(3,641)
(Accumulated deficit)/Retained earnings	(7,032)	56,586	7,552

Total shareholders’ equity	73,334	944,982	126,118

Total liabilities and shareholders’ equity	142,475	977,163	130,413

3SBio Inc. and subsidiaries

Unaudited consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended September 30,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	27,777	36,296	4,844
TPIAO	5,218	14,172	1,892
Intefen	1,064	1,229	164
Inleusin	199	204	27
Export	1,076	2,864	382
Iron	230	1,110	148
Others	79	189	25

Total	35,643	56,064	7,482
Cost of revenues	(3,060)	(4,788)	(639)

Gross profit	32,583	51,276	6,843

Operating expenses
Research and development expense	(2,166)	(3,857)	(515)
Sales, marketing and distribution expense	(16,717)	(25,761)	(3,438)
General and administrative expense	(3,133)	(4,595)	(613)

Total operating expenses	(22,016)	(34,213)	(4,566)

Operating income	10,567	17,063	2,277

Other income, net
Interest income	175	9,509	1,269
Interest expense	(875)	(83)	(11)
Grant income	1,145	87	12
Others	(3)	(112)	(15)

Total other income, net	442	9,401	1,255

Income before income tax expense and minority interests	11,009	26,464	3,532
Income tax expense	(1,397)	(2,233)	(298)

Income before minority interests	9,612	24,231	3,234
Minority interests, net of tax	(15)	(106)	(14)

Net income	9,597	24,125	3,220

Net income per share:
Basic and diluted	0.10	0.16	0.02

Basic weighted average number of shares outstanding	100,000,998	152,084,155	152,084,155
Effect of dilutive potential shares	—	15,000	15,000

Diluted weighted average number of shares outstanding	100,000,998	152,099,155	152,099,155

Net income per ADS:
Basic and diluted	0.67	1.11	0.15

Basic weighted average number of ADSs outstanding	14,285,857	21,726,308	21,726,308
Effect of dilutive potential ADSs	—	2,143	2,143

Diluted weighted average number of ADSs outstanding	14,285,857	21,728,451	21,728,451

3SBio Inc. and subsidiaries

Unaudited consolidated statements of income

(expressed in thousands, except per share per ADS and other share and ADS data)

	For the Nine Months Ended September 30,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	72,852	91,422	12,201
TPIAO	10,176	31,356	4,185
Intefen	3,468	2,995	400
Inleusin	822	776	104
Export	4,669	5,159	689
Iron	263	2,236	298
Others	322	546	72

Total	92,572	134,490	17,949
Cost of revenues	(8,779)	(11,690)	(1,560)

Gross profit	83,793	122,800	16,389

Operating expenses
Research and development expense	(3,754)	(7,920)	(1,057)
Sales, marketing and distribution expense	(43,448)	(61,475)	(8,205)
General and administrative expense	(8,778)	(11,000)	(1,468)

Total operating expenses	(55,980)	(80,395)	(10,730)

Operating income	27,813	42,405	5,659

Other (expense)/ income, net
Interest income	309	26,967	3,599
Interest expense	(3,387)	(755)	(101)
Grant income	2,414	868	116
Others	(183)	(94)	(12)

Total other (expense)/income, net	(847)	26,986	3,602

Income before income tax expense and minority interests	26,966	69,391	9,261
Income tax expense	(3,574)	(5,582)	(745)

Income before minority interests	23,392	63,809	8,516
Minority interests, net of tax	1	(191)	(25)

Net income	23,393	63,618	8,491

Net income per share:
Basic and diluted	0.23	0.44	0.06

Basic weighted average number of shares outstanding	100,000,998	144,805,021	144,805,021
Effect of dilutive potential shares	—	15,000	15,000

Diluted weighted average number of shares outstanding	100,000,998	144,820,021	144,820,021

Net income per ADS:
Basic and diluted	1.64	3.08	0.41

Basic weighted average number of ADSs outstanding	14,285,857	20,686,431	20,686,431
Effect of dilutive potential ADSs	—	2,143	2,143

Diluted weighted average number of ADSs outstanding	14,285,857	20,688,574	20,688,574

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